Medigus: Jeffs’ Brands Ltd. Signed a Non-Binding LOI to Acquire a Leading Consumer Products Brand Company

The consumer products are being sold today at Walmart, Target, Staples, Kroger and more. The target company finished 2020 profitable with $8 million in revenues

OMER, Israel, August 17, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that its 50.03% owned subsidiary, Jeffs’ Brands Ltd. (holding 100% in Smart Repair Pro, Inc. and other wholly owned subsidiaries), a data-driven e-commerce company operating on the Amazon Marketplace, signed a non-binding Letter of Intent to acquire 100% of the issued and outstanding share capital of a private company of branded consumer products, for an initial consideration of $6 million (to be paid in cash and equity) with a potential deferred consideration of up to additional $13.25 million, conditional upon future sales and profitability targets.

The acquisition target company, engaged in the design, manufacturing and marketing of original branded consumer products, are mainly sold at leading North American mass retailers, including Walmart USA, Walmart Canada, Target, Staples, Kroger and more. The target company finished 2020 profitable with $8 million in revenues.

The target company sells proprietary consumer products, 60% of which are sold in the U.S. market. Sales are made through global retailers as well as distributors worldwide.

The target company has online marketing platform, including shops and brands in leading e-commerce websites and stores.

The non-binding LOI to acquire a leading consumer brand, is part of Jeffs’ Brands mission to expand its products portfolio, increase revenue growth, both organic and inorganic, through acquisitions and implement its vast experience and knowledge for the marketing of more brands and products.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the potential transaction with Jeffs’ Brands, as there is no assurance on whether the transaction will be executed or consummated. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind

Contact (for media only)

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com